SEC File Number 0-15946

CUSIP Number 278715206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Ebix, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1 Ebix Way

Address of Principal Executive Office (Street and Number)

Johns Creek, Georgia 30097

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ebix, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2023 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense. As previously disclosed, on December 17, 2023, the Company and certain of its direct and indirect subsidiaries (together with the Company, the “Debtors”) filed a voluntary petition under chapter 11 of the U.S. Bankruptcy Code (the “Chapter 11 Cases”) in the U.S. Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). The Chapter 11 Cases are currently jointly administered under the caption In re Ebix, Inc., et al., Case No. 23-80004 (SWE).

In the period leading up to the filing of the Chapter 11 Cases, the Company was principally engaged in addressing bankruptcy-related matters. The Company’s financial, accounting and administrative personnel devoted substantially all of their time to the maintenance of the Company’s ongoing operations, including the development and implementation of the Company’s post-petition strategy. The Chapter 11 Cases came at a time during which year-end close procedures would normally be conducted. The Debtors continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. Due to the considerable time and resources the Company’s management is devoting to the Chapter 11 Cases, and the need to prepare and review the disclosures required in the Form 10-K as a result of the Chapter 11 Cases, the Company is unable to prepare and timely file its Form 10-K on or before the due date without unreasonable effort or expense.

On December 28, 2023, the NASDAQ Stock Market, LLC (“Nasdaq”) suspended trading of Ebix, Inc. common stock, par value $0.10 per share (“common stock”). Nasdaq filed a Form 25 with the U.S. Securities and Exchange Commission on February 15, 2024 to delist the common stock from the Nasdaq Global Market and to remove it from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, effective at the opening of the trading session on February 26, 2024. The Company’s common stock currently trades on the OTC Pink Marketplace maintained by the OTC Markets Group, Inc. under the symbol “EBIXQ.”

The Company has been working diligently to finalize the Form 10-K; however, given the added complexity of the Chapter 11 Cases, the Company was unable to complete and file the Annual Report by the prescribed due date without unreasonable effort and expense. The Company currently anticipates filing the Form 10-K as promptly as practicable; however, there can be no assurance as to when the Company will be able to file the Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Amit Kumar Garg	(678)	281-2020
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III – Narrative to this Form 12b-25, the Company was unable to file its Form 10-K within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the twelve month period ended December 31, 2023 are anticipated to differ significantly from its results of operations for the twelve month period ended December 31, 2022 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including the Chapter 11 Cases and events preceding the commencement of the Chapter 11 Cases.

The Company is in process of preparing the Form 10-K, including the application of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 852 – Reorganizations, which specifies the accounting and financial reporting requirements for entities reorganizing through Chapter 11 bankruptcy proceedings. The Company expects to report a net loss for the year ended December 31, 2023, as compared to net profit for the corresponding year ended December 31, 2022 resulting, in part, from an increase in expenses due to restructuring charges, reorganization items, interest costs, the planned initial public offering of the Company’s Indian subsidiary EbixCash, that was not consummated, and settlement of an uncertain tax position in Australia. In addition, the Company is evaluating the impact of the aforementioned, significant adverse developments on estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in our consolidated financial statements. For the reasons described above, at this time the Company is unable to anticipate the impact of the result of these determinations on its statement of operations for the year ended December 31, 2023. Additionally, as disclosed in the Company’s Form 10-Q for the quarter ending June 30, 2023, beginning April 1, 2023 prepaid card revenues are presented on a net basis (based on new contractual changes) while periods preceding April 1, 2023 reflect prepaid card revenues on a gross basis. Due to this change, operating revenue and cost of services provided will be lower as compared to the corresponding year ended December 31, 2022.

The Company is filing monthly operating reports with the Bankruptcy Court related to periods subsequent to December 17, 2023 and will continue to include these operating reports in its Current Reports on Form 8-K. Additional information about the Chapter 11 Cases, including access to Bankruptcy Court documents, is available online at https://omniagentsolutions.com/Ebix, a website administered by Omni Agent Solutions, Inc., a third-party bankruptcy claims and noticing agent.

FORWARD LOOKING STATEMENTS

Statements in this Form 12b-25 that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding Chapter 11 Cases, the DIP facility, the Company’s results as of December 31, 2023 and for the three months and year ended December 31, 2023, the Company’s ability to consummate and complete a plan of reorganization and continue operating in the ordinary course while the Chapter 11 Cases are pending, the Company’s expected position upon emergence from bankruptcy, the Company’s expected profitability and liquidity and the Company’s preliminary results. These statements are subject to significant risks, uncertainties, and assumptions that are difficult to predict and could cause actual results to differ materially and adversely from those expressed or implied in the forward-looking statements, Such risks and uncertainties include, but are not limited to, the Debtors’ ability to continue operation of the business as “debtors-in-possession;” the possibility that the Company may not be able to complete a sale of all or a portion of the Company’s assets on favorable terms, or at all; the effects of the Chapter 11 Cases, including the increased legal and other professional costs necessary to execute the Chapter 11 Cases; the impact on the Company’s liquidity (including the availability of operating capital during the pendency of the Chapter 11 Cases); results of operations or business prospects; the effects of the Chapter 11 cases on the interests of various constituents and financial stakeholders; the length of time at the Company will operate under Chapter 11 protection; the continued availability of operating capital during the pendency of the Chapter 11 Cases; objections to the Company’s restructuring process; any senior secured super-priority debtor in possession term loan facilities; other pleadings filed that could protract the Chapter 11 Cases; risks associated with third-party motions in the Chapter 11 Cases; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general; the Company’s ability to comply with the restrictions imposed by the terms and conditions of the DIP Credit Agreement and other financing arrangements; the trading price and volatility of the Company’s common stock; employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties; the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; and the impact and timing of any cost-savings measures and related local law requirements in various jurisdictions. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the Company’s current and future reports filed with the Securities and Exchange Commission (the “SEC”). These and other risks, assumptions and uncertainties are more fully described in Item 1A (Risk Factors) of the Company’s most recent Annual Report on Form 10-K and in other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise.

Ebix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2024	By:	/s/ Amit Kumar Garg
	Name:	Amit Kumar Garg
	Title:	Chief Financial Officer